Via EDGAR, U.S. Mail and Facsimile to (202) 772-9208

September 22, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Kevin W. Vaughn Branch Chief Mail Stop 4561

Re:
First Horizon National Corporation (“FHN”)
Form 10-K for the Fiscal Year ended December 31, 2007 (“2007 Form 10-K”)
Form 10-Q for the Fiscal Quarter ended March 31 (“March 2008 Form 10-Q”)
and June 30, 2008 (“June 2008 Form 10-Q”)
File No. 001-15185

Dear Mr. Vaughn:

We are in receipt of the letter, dated August 29, 2008, to D. Bryan Jordan, Chief Executive Officer (formerly Chief Financial Officer) of FHN, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2007 Form 10-K, March 2008 Form 10-Q and June 2008 Form 10-Q. We appreciate the Staff’s careful review of our 2007 Form 10-K, March 2008 Form 10-Q and June 2008 Form 10-Q. We look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included the Staff’s comments below in boldface and have keyed our responses accordingly.

Form 10-Q for the period ended June 30, 2008

General

1.
Please revise future filings to include updated footnote disclosures of your investment securities or tell us why you do not believe such disclosures are relevant in to understanding your quarterly financial statements.

Response:

Given the instability in the current market, FHN will update relevant investment securities information on a quarterly basis.  The following are examples of supplementary information that will be provided in notes to the financial statements in future filings beginning with FHN’s Form 10-Q for the quarter ended September 30, 2008 (the “September 2008 10-Q”) and will also include comparative data for prior balance sheet dates.  For illustration purposes only, information as of June 30, 2008 is included in this sample disclosure.  Additional discussion will be provided as necessary to supplement the tabular information to more clearly describe the impact of the investment portfolio to FHN’s quarterly financial statements.

The following table summarizes FHN's securities held to maturity and available for sale as of June 30, 2008:

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
Securities held to maturity:
States and municipalities	$240	$-	$-	$240
Total securities held to maturity	$240	$-	$-	$240

Securities available for sale:
U.S. Treasuries	$47,950	$-	$(178)	$47,772
Government agency issued MBS**	1,281,553	11,978	(945)	1,292,586
Government agency issued CMO**	1,120,686	17,394	(823)	1,137,257
Other U.S. government agencies**	136,439	-	(2,043)	134,396
States and municipalities	31,630	-	(19)	31,611
Other	3,127	3	(54)	3,076
Equity***	250,000	35	(45)	249,990
Total securities available for sale*	$2,871,385	$29,410	$(4,107)	$2,896,688
*	Includes $2.6 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
**	Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.
***	Includes FHLB and FRB stock, venture capital, money market, and cost and equity method investments

The following table provides information on investments within the available for sale portfolio that have unrealized losses as of June 30, 2008:

	June 30, 2008
	Less than 12 months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Losses	Value	Losses	Value	Losses
U.S. Treasuries	$47,671	$(178)	$-	$-	47,671	(178)
Government agency issued MBS	399,880	(945)	-	-	399,880	(945)
Government agency issued CMO	115,658	(823)	-	-	115,658	(823)
Other U.S. government agencies	111,489	(1,635)	22,908	(408)	134,397	(2,043)
States and municipalities	1,481	(19)	-	-	1,481	(19)
Other	-	-	580	(54)	580	(54)
Total debt securities	676,179	(3,600)	23,488	(462)	699,667	(4,062)
Equity	186	(45)	-	-	186	(45)
Total temporarily impaired securities	$676,365	$(3,645)	$23,488	$(462)	$699,853	$(4,107)

The gross unrealized losses as of June 30, 2008 were principally related to U.S. Government agencies and primarily caused by interest rate changes.  FHN has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired.  FHN has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

Provision for Loan Losses/Asset Quality, page 42

2.
Please revise future filings beginning in your next Form 10-Q to more clearly disclose how management determined the adequacy of the allowance for loan and lease losses at December 31, 2007, March 31, 2008, and June 30, 2008 in light of the trends you were experiencing.  Specifically consider the following apparent statistics derived from disclosures here and in Note 3 in developing your revised disclosures:

•
We note that charge-offs for the six month period ended June 30, 2008 represent approximately 68% of the allowance for loan and lease losses at December 31, 2007.  We note similar statistics for the year ended December 31, 2007 compared with the allowance for loan and lease losses at December 31, 2006.

•
We note that non-performing loans at June 30, 2008 represent approximately 135% of the allowance for loan and lease losses at that date.  We note that non-performing loans at December 31, 2007 represent approximately 90% of the allowance for loan and lease losses at that date.

•	We note that non-performing loans increased approximately 251% from December 31, 2007 while the allowance for loan and lease losses increased approximately 60%.

•	We note that charge-offs for the six month period ended June 30, 2008 increased approximately 159% from the year ended December 31, 2007.

Response:
FHN’s policy is to maintain the Allowance for Loan and Lease Losses (“ALLL”) at a level sufficient to absorb estimated probable incurred losses in the loan portfolio at the balance sheet date.  The process contains subjective elements and involves judgment as it is difficult to determine with precision the magnitude and timing of losses. Because of the rapid deterioration in the real estate markets beginning in the last half of 2007, factoring economic conditions into the ALLL procedures has required additional management judgment.  In response, FHN has enhanced its procedures to more promptly address problem loans and has increased oversight of the credit process.

During the quarterly review of the ALLL at the applicable balance sheet date, management assesses the adequacy of the ALLL by relying on its analytical models to determine inherent losses related to the portfolio being reviewed.  Management reviews the results of the model and makes adjustments if necessary for known factors that could impact the ALLL that are not considered in the analytical model.  Examples of such factors are current economic conditions or recent trends observed within specific portfolios.  The type of ratios noted by the Staff do not factor into the quarterly assessment of the ALLL because such ratios are impacted by factors other than those that would be used in estimating probable inherent losses within the portfolios at the balance sheet date.  The noted ratios do however highlight how FHN’s methodology related to SFAS 114 collateral dependent loans and increased credit deterioration within certain portfolios in the first half of 2008 elevated charge-offs and non-performing loans.

We propose including in future filings additional discussion of the key drivers impacting charge-off and non-performing loan trends noted in the Staff’s comments as well as additional asset quality information by key loan portfolios displayed in tabular format in the Provision for Loan Losses/Asset Quality section of the Management’s Discussion and Analysis section, beginning with the September 30, 2008 Form 10-Q.  The following discussion illustrates our approach using June 30, 2008 data.

A significant driver impacting the increasing trend in charge-offs during the first half of 2008 is FHN’s methodology of charging down SFAS 114 collateral dependent loans (generally commercial loans over $1 million that are not expected to pay all contractually due principal and interest), a majority of  which are in the Residential CRE (Homebuilder and Condominium Construction) portfolio. Historically, as problem loans have been identified, estimated probable losses were reserved for in the ALLL and these loans were subsequently charged-off as appropriate.  Given the deterioration in the real estate markets and the growing number of loans determined to be collateral dependent under SFAS 114, charge-offs of these loans have been accelerated to when the impairments are detected as opposed to historical trends which reflected establishing reserves for probable inherent losses.  Once impairment is detected, loans are then written down to the fair value of the underlying collateral less costs to sell (net realizable value).  Fair value is based on recent appraisals of the collateral.  Collateral values are monitored and further charge-offs are taken if it is determined collateral values have continued to decline.

Also impacting increased charge-offs related to SFAS 114 loans are the dramatic declines in collateral values experienced due to prevailing real estate market conditions.  Therefore, charge-offs are not only higher due to the increased credit deterioration related to these loans in the first half of 2008, but also due to the increased rate at which loans are charged down to net realizable value because of rapidly declining collateral values.

As of June 30, 2008, the total value of SFAS 114 loans considered collateral dependent was $334.0 million while charge-offs related to these collateral dependent loans were $43.0 million or 32.8 percent of total charge-offs during the second quarter.  Because of the accelerated impairments of these loans, the elevated charge-offs decrease the ALLL.  Compression occurs in the ALLL to charge-offs ratio because the ALLL is not replenished for charge-offs related to SFAS 114 collateral dependent loans as reserves are not carried for these loans.

SFAS 114 collateral dependent loans are included in the amount of non-performing loans. These loans represented 43.9 percent of all non-performing loans as of June 30, 2008.   This compresses the ALLL to non-performing loans ratio because SFAS 114 loans are included in non-performing loans, but reserves for these loans are not carried in the ALLL.  The Residential CRE portfolio accounts for approximately $243.7 million or 73.0 percent of FHN’s SFAS 114 loans while the remainder is included in the Commercial C&I and Income CRE portfolios.

As previously noted in the summary of FHN’s business line segments, the National Specialty Lending segment consists of loan portfolios that are in the process of winding down.  Included in this segment is the One-Time-Close (“OTC”) (Consumer Residential Construction Loans) portfolio which has experienced significant credit deterioration in the first half of 2008.   OTC loans are written down to appraised value if, when the loan becomes 90 days past due or is considered substandard, recently obtained appraisals indicate a decline in fair value.   Current trends related to charge-offs and non-performing loans are also impacted by the credit deterioration and charge-down methodology related to this product.  In the second quarter 2008, net charge-offs related to OTC loans were $37.7 million, approximately 30.0 percent of total net charge-offs.  As of June 30, 2008, OTC loans accounted for $268.0 million or 35.3 percent of non-performing loans.  The ALLL related to OTC loans was $118.0 million as of June 30, 2008 which provided a coverage ratio of 7.75 percent for inherent losses remaining in the portfolio.

Given the credit deterioration experienced in the first half of 2008 and methodologies applied to the loans described above, charge-off and non-performing loan trends are directly impacted.  Non-performing loans for which reserves are actually carried were approximately $322.0 million as of June 30, 2008.  If SFAS 114 collateral dependent and OTC non-performing loans that have been written down to net realizable value are excluded, the ALLL would have been 1.79 times non-performing loans compared to .76 times if these loans were included for the same period.

The following table provides Asset Quality information by key loan portfolios as of June 30, 2008 and 2007.

Table 7 - Asset Quality by Key Portfolios

	Second Quarter
Commercial Portfolios	2008		2007
Commercial (C&I & Other)
Period-end loans ($ millions)*	$7,721		$7,162
30+ Delinq. %	1.46%		.66%
NPL % *	1.20		.31
Charge-offs % (qtr. annualized)	.84		.45
Allowance / Loans %	1.90%
Allowance / Charge-offs	2.46	x
Income CRE (Income-producing Commercial Real Estate)
Period-end loans ($ millions)**	$2,039		$1,921
30+ Delinq. %	1.43%		.38%
NPL % **	3.54		.06
Charge-offs % (qtr. annualized)	.63		.04
Allowance / Loans %	2.89%
Allowance / Charge-offs	4.82	x
Residential CRE (Homebuilder and Condominium Construction)
Period-end loans ($ millions)***	$1,739		$2,271
30+ Delinq. %	6.36%		1.96%
NPL % ***	16.65		1.67
Charge-offs % (qtr. annualized)	6.23		.29
Allowance / Loans %	5.26%
Allowance / Charge-offs	.76	x

Consumer Portfolios
Consumer Real Estate (Home Equity Installment and HELOC)
Period-end loans ($ millions)	$7,909		$8,064
30+ Delinq. %	1.27%		1.01%
NPL %	.09		.09
Charge-offs % (qtr. annualized)	1.78		.37
Allowance / Loans %	1.70%
Allowance / Charge-offs	0.95	x
OTC (Consumer Residential Construction Loans)
Period-end loans ($ millions)	$1,522		$2,157
30+ Delinq. %	2.69%		1.08%
NPL %	17.61		2.60
Charge-offs % (qtr. annualized)	9.90		.68
Allowance / Loans %	7.75%
Allowance / Charge-offs	0.78	x
Permanent Mortgage
Period-end loans ($ millions)	$964		$475
30+ Delinq. %	6.36%		1.29%
NPL %	3.16		-
Charge-offs % (qtr. annualized)	1.15		.40
Allowance / Loans %	1.06%
Allowance / Charge-offs	1.08	x
Other Consumer and Credit Card
Period-end loans ($ millions)	$331		$332
30+ Delinq. %	2.11%		1.96%
NPL %	-		-
Charge-offs % (qtr. annualized)	3.29		2.19%
Allowance / Loans %	5.44%
Allowance / Charge-offs	1.66	x
Certain previously reported amounts have been reclassified to agree with current presentation.
*	Includes $29.6 million of SFAS 114 collateral dependent loans as of June 30, 2008
**	Includes $60.7 million of SFAS 114 collateral dependent loans as of June 30, 2008
***	Includes $243.7 million of SFAS 114 collateral dependent loans as of June 30, 2008

ALLL Methodology and Process
In response to the Staff's comment, FHN will revise future filings beginning with the September 2008 Form 10-Q to more clearly disclose how management determines the adequacy of the allowance for loan losses in light of the recent trends FHN has experienced. The following information is an example of the type of additional process highlights applied to the larger portfolios and those that have experienced the most significant credit deterioration. This proposed disclosure would be incorporated into the discussion of the estimation process in the Allowance for Loan Losses subsection of the Critical Accounting Policies section in future filings.

For commercial loans, reserves are established using historical loss factors by grade level. Relationship managers risk rate each loan using grades that reflect both the probability of default and estimated loss severity in the event of default.  Portfolio reviews are conducted quarterly by senior credit officers to provide independent oversight of risk grading decisions for larger credits.  Loans with emerging weaknesses receive increased oversight through our “Watch List” process.  For new “Watch List” loans, senior credit management reviews risk grade appropriateness and action plans.  After initial identification, relationship managers prepare monthly updates for review and discussion by more senior business line and credit officers.  This oversight is intended to bring consistent grading and allow timely identification of loans that need to be further downgraded or placed on non-accrual status.  When a loan becomes classified, the asset generally transfers to the specialists in our Loan Rehab and Recovery group where the accounts receive more detailed monitoring; at this time, new appraisals are typically ordered for real estate collateral dependent credits.  Loans are placed on non-accrual if it becomes evident that full collection of principal and interest is at risk or if the loans become 90 days or more past due.

Generally, classified non-accrual loans over $1 million are deemed to be impaired in accordance with SFAS 114 and are assessed for impairment measurement.  For impaired assets viewed as collateral dependent, fair value estimates are obtained from a recently received and reviewed appraisal.  Appraised values are adjusted down for costs associated with asset disposal and for our estimate of any further deterioration in values since the most recent appraisal.  Upon the determination of impairment, we charge off the full difference between book value and our best estimate of the asset’s net realizable value.

For OTC real estate construction loans, reserve levels are established based on portfolio modeling and monthly portfolio reviews conducted with business line managers and credit officers.  The inherent risk in credits is examined and evaluated based on factors such as draw inactivity and borrower conditions, often recognizing problems prior to delinquency.  In addition, OTC loans that reach 90 days past due are placed on non-accrual.  A new appraisal is ordered for loans that reach 90 days past due or are classified as substandard during the monthly portfolio review.  Loans are initially written down to current appraised value.  Loans are then assessed for charge down again when they reach 180 days past due, and again when they are taken into OREO.

For home equity loans and lines, reserve levels are established through the use of several models that look at historical losses, cumulative vintage performance, and roll rates.  Loans are classified substandard at 90 days delinquent.  Our collateral position is assessed prior to the asset becoming 180 days delinquent.  If the value does not support foreclosure, balances are charged-off and other avenues of recovery are pursued.  If the value supports foreclosure, the loan is charged down to net realizable value and is placed on non-accrual status.  When collateral is taken to OREO, the asset is assessed for further write down to appraised value.

* * *

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, the March 2008 Form 10-Q and the June 2008 Form 10-Q;
•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K, the March 2008 Form 10-Q or the June 2008 Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me at (901)523-4281 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Very truly yours,

/s/ Thomas C. Adams, Jr.
Thomas C. Adams, Jr.
Executive Vice President and Interim Chief Financial Officer

cc:           Paul Cline
(Securities and Exchange Commission)